[Company letterhead]

April 18, 2011

Filed Via Edgar

Ms. Lauren Nguyen
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 3561
Washington, D.C. 20549-3561

RE:	Felafel Corp.
Amendment No. 2
Form S-1
Filed March 29, 2011
File No. 333-171277

Dear Ms. Nguyen:

This letter is in response to your letter dated April 11, 2011. Below we have noted the Staff’s comments in bold face type and our responses in regular type. The numbering corresponds to the comment numbers in the Staff’s letter.

Prospectus

Outside Front Cover Page of Prospectus

1.
We note your response to our prior comment three that this is a minimum-maximum offering. Please revise the offering proceeds table to show the information based on the total minimum and total maximum amount of the offering. See Item 501(b)(3) of Regulation S-K.

We have revised the offering proceeds table to show the information based on the total minimum and maximum amount of the offering.

Risk Factors, page 3

2.	We note your response to our prior comment eight. Please revise the subheading “Licensing requirements and food quality” to briefly summarize the risk disclosed in the risk factor.

We have revised the subheading to briefly summarize the risk disclosed in the risk factor. We also moved the last two sentences under this subheading to the next subheading, where we believe they more appropriately belong.

Use of Proceeds, page 13

3.
Please revise to clarify how you intend to pay your offering expenses. You state on page 13 that “our offering expenses are being paid from our existing cash resources,” but you state on page two that you intend to use the net proceeds of the offering for “the payment of expenses associated with this offering.”

We have revised the description on page 13 to clarify that our offering expenses are being paid from moneys previously raised from the sale of our shares of common stock to our directors and in a private placement offering. We have stated the amount of offering expenses already paid and the amount we have remaining in cash in the bank as of a recent date. Because the offering expenses are already being paid out of these funds previously raised, a greater portion of the offering proceeds will go to opening our business than would otherwise be the case.

On page 2, we have deleted the reference to offering expenses.

Market for Common Equity and Related Stockholder Matters, page 15

4.	We note your reference to the NASD. Please update your reference to FINRA throughout the prospectus.

We have made the requested changes.

Plan of Operation, page 21

5.	We note your response to our prior comment 17. Please briefly describe your anticipated advertising and marketing efforts.

We have added a description of our anticipated advertising and marketing efforts.

6.
Please reconcile your statement on page 21 that “[w]e anticipate that this process will take approximately two months” with the table on pages 13 and 20 that indicates “Operating costs 1 month before opening (payroll, rent, utilities, etc).”

We have redrafted the section to make clear that some of these expenses may be spread over the entire pre-opening period.

7.
Please revise your franchise discussion on page 22 to discuss the estimated costs related to your franchise plans. Disclose the estimated costs for you to design, market and launch each initial franchise outlet. Also disclose whether you will pay the master franchisor in each of your territories fees for services rendered in connection with establishing franchises in their respective regions.

We have added disclosure to the effect that we do not anticipate having any costs related to our franchise plans. We anticipate that our franchisees will absorb those costs.

8.	Please revise to remove the marketing term “high caliber” to describe your future training plans as they are currently tentative in nature.

We have removed the term “high caliber” as requested.

Selling Stockholders, page 27

9.
Please disclose whether there are existing familial relationships between the selling stockholders and you. We note that there appears to be several selling stockholders with the same last name. Please be advised that a person is deemed to beneficially own stock held by his spouse and minor children. Please advise or revise your table as necessary.

The following is a list of the familial relationships among the selling stockholders.

Galina Budcanova and Romans Budcanova are mother and son. Combined, they hold 105,000 shares, which constitute approximately 1.17% of our issued and outstanding shares.

Olga Kazarina and Rodions Kazarina are mother and son. Combined, they hold 60,000 shares, which constitute approximately 0.67% of our issued and outstanding shares.

Andris Mileika and Nina Mileika are husband and wife. Combined, they hold 57,500 shares ,which constitute approximately 0.64% of our issued and outstanding shares.

Leontijs Petuhovs and Zinaida Petuhovs are husband and wife. Combined, they hold 150,000 shares, which constitute approximately 1.67% of our issued and outstanding shares.

Vladimirs Pimenova and Tatiana Pimenova are husband and wife, and Anna Pimenova is their daughter. Combined, they hold 87,500 shares, which constitute approximately 0.97% of our issued and outstanding shares.

Marina Rumma and Aleksandrs Rumma are husband and wife. Combined, they hold 135,000 shares, which constitute 1.5% of our issued and outstanding shares.

Sergejs Savenkovs and Olga Savenkova are the children of Ludmilla Savenkova. Combined, they hold 75,000 shares, which constitute 0.83% of our issued and outstanding shares.

Anatolijs Starodubecs and Sergejs Starodubecs are brothers. Combined, they hold 135,000 shares, which constitute 1.5% of our issued and outstanding shares.

There are no other first-degree family relations between or among the selling stockholders.

None of the selling stockholders is related to either of our officers or directors.

We have revised the table and the disclosure that follows it accordingly.

Exhibits

10.
We note that you have changed the number of shares to be registered. Please file a revised legality opinion to reflect the number of shares being registered. Please be advised that this should be dated and filed reasonably close to the date of effectiveness.

We have filed a new legal opinion as requested.

We hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commissions from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your assistance with our compliance with the disclosure requirements.

Very truly yours,
Idan Karako
/s/

President, Chief Executive Officer, Treasurer and Director
Felafel Corp.